EXHIBIT 99.1

American Lithium Announces Financial Highlights for Year Ended February 28, 2023 and Operating Highlights for the Quarter

VANCOUVER, British Columbia, June 02, 2023 (GLOBE NEWSWIRE) -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | NASDAQ:AMLI | Frankfurt:5LA1) is pleased to provide financial highlights for the fiscal year ended February 28, 2023 and operating highlights from the quarter ended February 28, 2023. Unless otherwise stated, all amounts presented are in Canadian dollars.

“This was indeed a very active quarter delivering on several key milestones, corporately and on the ground in Nevada and Peru,” stated Simon Clarke, CEO of American Lithium. “A new updated mineral resource estimate set the foundation for completion of a highly robust maiden PEA at our wholly owned TLC Lithium Project in Nevada (“TLC”) and that project has now moved into pre-feasibility. In Peru, we continue to make good progress on our Falchani Lithium Project (“Falchani”) as it moves through pre-feasibility and as we look to complete the Environmental Impact Assessment launched in 2022 with SRK. We were also very pleased to commence trading on the Nasdaq exchange in January and as previously announced continue to advance the spin out of our Macusani Uranium Project.”

During the Quarter:

  Mineral Resource Estimate at TLC – reported significant increase in lithium resources at TLC: Measured Resources increased 25% and Indicated Resources increased 129%.
  Reporting of PEA – announced the results of a robust PEA at TLC with Base Case – After-tax NPV8% US$3.26 Billion & After-tax IRR of 27.5%.
  Macusani “Spin Out” – announced intention to “spin-out” its Macusani Uranium Project in Peru into an independent public company for the benefit of shareholders of record.
  Nasdaq Listing – commenced trading on Nasdaq Capital Markets under the symbol AMLI in January, 2023.
  Royalty Buyback – announced buyback of the remaining 1% royalty at TLC Lithium Project which is now 100% owned by the Company.
  Test Work Results at TLC – confirmed 99.4% purity lithium carbonate precipitation after 97.7% lithium leach extraction and overall lithium recovery of 88.1% at TLC Lithium Project.

Subsequent Events:

  Strategic Investment – arranged a C$7,160,000 strategic investment in Surge Battery Metals after which American Lithium is expected to own approximately 9.9% of the Company’s issued and outstanding common shares on an undiluted basis.
  Drill Permit Received in Peru – first of three drill permits received to commence additional development and discovery drilling at and around the Falchani Lithium Project in Peru, a major development for the Company.
  DRA Global – appointed as lead engineer to fast-track completion of the pre-feasibility study on Falchani, including updating existing PEA, and to launch pre-feasibility study on TLC.
  NI 43-101 Technical Report – PEA filed for TLC Lithium Project.

Selected Financial Data
The following selected financial data is summarized from the Company’s consolidated financial statements and related notes thereto (the “Financial Statements”) for the fiscal year ended February 28, 2023. Copies of the Financial Statements and MD&A are available at www.americanlithiumcorp.com or on SEDAR at www.sedar.com.

	Year End February 28, 2023	Year End February 28, 2022
Loss and comprehensive loss	($34985,004)	($23,697,875)
Loss per share - basic and diluted	($0.17)	($0.13)
Cash, cash equivalents and short-term investments	$40,622,180	$55,855,718
Total assets	$194,280,141	$193,493,125
Total current liabilities	$1,738,766	$1,863,445
Total liabilities	$1,890,074	$2,691,682
Total shareholders’ equity	$192,390,067	$190,801,443

	Fourth Quarter End February 28, 2023	Fourth Quarter End February 28, 2022
Loss and comprehensive loss	($9,845,287)	($6,710,147)
Loss per share - basic and diluted	($0.05)	($0.03)
Cash, cash equivalents and short-term investments	$40,622,180	$55,855,718
Total assets	$194,280,141	$193,493,125
Total current liabilities	$1,738,766	$1,863,445
Total liabilities	$1,890,074	$2,691,682
Total shareholders’ equity	$192,390,067	$190,801,443

Market Awareness Program
The Company also announces that it has engaged Native Ads, Inc. (“Native Ads”) to provide digital media services, marketing and data analytics services to the Company, in consideration for an initial cash payment of US$50,000. Services will be provided over a 6-month period ending November 30, 2023. Native Ads is a full-service advertising agency that owns and operates a proprietary ad exchange with over 80 integrated supply side platforms resulting in access to three billion to seven billion daily North American ad impressions. The Company is at arms-length from Native Ads, and neither Native Ads nor any of its directors and officers own any securities of the company.

About American Lithium
American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on the continued development of its strategically located TLC Lithium Claystone Project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani Hard-rock Lithium Project and Macusani Uranium Project in southeastern Peru. All three projects, TLC, Falchani and Macusani, have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility is well advanced at Falchani and has commenced at TLC.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, , any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on May 29, 2023, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions
Thirty-two of the 169 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.